Exhibit 12.1

DIGENE CORPORATION

Computation of Ratio of
Earnings to Fixed Charges

	For the Period Ended June 30,					For the Quarter Ended
Fixed Charges = Sum of:	1999	2000	2001	2002	2003	December 31, 2003
Interest expensed and capitalized	$30,144	$320	$10,297	$32,217	$272,810	$58,160
Amort. premium/discount and capitalized expenses relating to indebtedness	—	—	—	—	—	—
Estimates of interest within rental expenses	—	—	—	—	—	—
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Fixed Charges	$30,144	$320	$10,297	$32,217	$272,810	$58,160

Earnings = Sum of:
Additions:
Pre-tax income from continued operations	$(9,155,147)	$(6,582,838)	$(6,363,780)	$(9,186,510)	$(4,100,046)	$1,067,667
Fixed Charges (above)	30,144	320	10,297	32,217	272,810	58,160
Amort. of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Deletions:
Interest capitalized	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—
Minority interest in pre-tax income of subs	—	—	—	—	—	—

Earnings	$(9,125,003)	$(6,582,518)	$(6,353,483)	$(9,154,293)	$(3,827,236)	$1,125,827